Exhibit 1.02

KENNAMETAL INC.
Conflict Minerals Report
For the reporting period from January 1, 2013 to December 31, 2013

General

This Conflict Minerals Report (the “Report”) of Kennametal Inc. (“Kennametal” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are: the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As further described in this Report, the Company has determined that certain of its operations manufacture, or contract to manufacture, products containing tungsten, tantalum, tin or gold that are necessary to the functionality or production of such products.

Description of the Company’s Products Covered by this Report

This Report relates to products (i) for which tungsten, tantalum, tin or gold are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period.

These products, which are referred to in the remainder of this Report as the “Covered Products,” are in the following product categories:

•	Metalworking Tools

•	Mining

•	Construction

•	Precision Surface Management

•	Engineered Wear Solutions

•	Powdered Materials and Equipment

Summary of Findings of the Due Diligence Process

Having determined that the Rule applies to the Covered Products, the Company conducted a good-faith Reasonable Country of Origin Inquiry (“RCOI”) to determine the source of any tungsten, tantalum, tin or gold contained in its Covered Products.

Through its RCOI, the Company was able to determine conclusively that 93% of its Conflict Materials Spend, as defined in Form SD, for the reporting period purchased tungsten, tantalum, tin and gold included in its Covered Products did not originate in any of the Covered Countries. In particular, the Company has been able to determine that none of the tungsten, tantalum, tin and gold that it purchased as raw materials during the Reporting Period originated from the Covered Countries. Most of the Company’s suppliers of raw tungsten, tantalum, tin and gold are the smelters themselves, and several of these suppliers are on the DRC Conflict Free Smelter List. For other smelters that are not specifically on that list, the Company performed due diligence through inquiry and supplier site visits, and in some cases was provided names and locations of the mines from which the raw materials are purchased. Through the initial RCOI and these due diligence measures, the Company was been able to determine that none of the tungsten, tantalum, tin and gold that it purchased as raw materials during the Reporting Period originated from the Covered Countries.

However, with respect to the tungsten, tantalum, tin or gold that the Company purchases from third parties, the Company was unsuccessful in obtaining responses from a subset of suppliers, consisting of approximately 7% of the overall Conflict Materials Spend. The Company’s RCOI included following up with these non-responsive suppliers multiple times. However, despite the Company’s good faith efforts, these additional inquiries failed to yield a response from the non-responsive suppliers. This small portion of the Conflict Materials Spend for the Reporting Period relates to components and parts (a majority of which is previously-manufactured electronic products) that the Company buys from third parties. Although the Company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries, the Company was unable to definitively determine the origin of the Conflict Minerals, based on the lack of responses as noted above. Therefore, the Company exercised due diligence on the source and chain of custody of the tungsten, tantalum, tin or gold used for its products manufactured, or contracted to manufacture, in the reporting period. These due diligences efforts are described in detail below.

In exercising due diligence on the source and chain of custody of the Conflict Minerals, the Company conformed its due diligence efforts substantially in accordance with the guidance provided by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Furthermore, the Company has adopted a statement relating to Conflict Minerals, which incorporates the standards set forth in the OECD Guidance. The Company’s Conflict Minerals Statement reinforces the Company’s commitment to sourcing materials and components from companies that share its values related to human rights, ethical behavior and environmental responsibility. The statement also reinforces that the Company expects all of its suppliers to abide by these same values which prohibit abuse of human rights, unethical business practices and harm to the environment.

The Company’s supply chain with respect to the Covered Products is complex, as in certain instances there are many third-parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. The Company does purchase Conflict Minerals directly from mines, smelters, or refiners, which supply the Company with tungsten, tantalum, tin or gold that did not originate in the Covered Countries, and this represents approximately 80% of Kennametal’s entire Conflict Materials Spend. For other products sourced indirectly through third-party suppliers, the Company has taken steps to identify any suppliers where purchases of Conflict Minerals may have come from Covered Countries, including through the issuance of supplier questionnaires and related follow-up efforts. As a result of these measures, as well as those described below, the Company has no reason to believe that any of the Conflict Minerals in these products have come from Covered Countries. However, based on the lack of responses from certain suppliers, the Company cannot definitively determine the country of origin for all of its Covered Products, particularly with respect to third-party suppliers that provide the Company with previously-manufactured electronic products. For these reasons, the Company took additional steps to identify any suppliers in its supply chain who purchase Conflict Minerals from the Covered Countries.

The Company’s Due Diligence Process

Below is an outline of the Company’s due diligence process, following the OECD Guidance.

1.	Establish Strong Company Management System

•
The Company educated appropriate personnel on the Rule and the obligations thereunder, including, without limitation, a description of the Conflict Minerals and Covered Countries included under the Rule.

•	The Company adopted a Conflict Minerals Statement , which is publicly available on the Company’s website.

•
Organizationally, the Company established a cross-functional team to: (1) understand the parameters of the Rule; (2) identify product categories containing Conflict Minerals and the suppliers who could potentially supply Conflict Minerals; (3) conduct a RCOI on those suppliers; and (4) perform due diligence, where appropriate, on such suppliers.

•
The Company’s Code of Ethics and Business Conduct provides any employee, globally, with the ability to report any instance perceived to be unethical, which would include purchase practices from suppliers and the reputations of those suppliers.

2.	Identify and Assess Risks in the Supply Chain

•
Through a review of the Company’s product categories and supplier lists, the Company identified applicable suppliers providing materials or components containing Conflict Minerals, as defined by the Rule, including, without limitation, the smelters, refiners and mines in its supply chain. The Company sent questionnaires to all such suppliers asking them to certify whether their products contained Conflict Minerals, and if so, whether they came from scrap or recycled materials, and if not, whether or not such materials or components containing Conflict Minerals originated from the Covered Countries.

•
The Company’s most significant portion of its Conflict Materials Spend (approximately 80%) is in raw materials, where the suppliers of these raw materials can be traced back to the mine or smelter. The Company has determined that this portion of the Conflict Materials Spend did not originate in the Covered Countries, based on the Company’s RCOI and due diligence efforts. Several of the raw materials suppliers from which the Company obtains tungsten, tantalum, tin or gold, are on the DRC Conflict Free Smelter List. For others that are not, the Company performed due diligence through inquiry and supplier site visits, and in some cases were provided names and locations of the mines from which the raw materials were purchased.

•
The Company also has included in its contract templates, for both raw materials and other suppliers of tungsten, tantalum, tin and gold, a supplier certification confirming that no Conflict Minerals purchased came from the Covered Countries. The Company currently is in the process of including this certification in the standard terms and conditions for all contracts globally.

3.	Design and Implement a Strategy to Respond to Identified Risks

•
Findings of the RCOI and due diligence efforts, including any identified risks, were gathered, documented and reviewed by the cross-functional team. These findings were further reviewed with the Company’s executive management and Board of Directors.

•
A Risk Management Plan currently is in development. In the event that the Company finds that a supplier sources Conflict Minerals from Covered Countries, the Company would look to source required materials elsewhere, in line with its Conflict Minerals Statement.

•
The Company will continue to develop its risk mitigation strategy related to Conflict Minerals, understanding that the supply chain is dynamic. Further, the Company will review its supply chain on an annual basis, as required by the Rule, to continually determine the country of origin of the Conflict Minerals necessary to the functionality of production of the Company’s products.

4.	Carry out Independent Third Party Audit of Supply Chain (Smelter/Refiner) Due Diligence at Identified Points in the Supply Chain, and Report on Supply Chain Due Diligence

•
Given that approximately 93% of the Company’s Conflict Materials Spend was determined to have not come from Covered Countries, the Company has not obtained a third-party audit of its supply chain. There are a limited number of products sourced indirectly through third-party suppliers where the Company was not able to determine the origin of the Conflict Minerals contained in such materials or components.

•
The Company will continue efforts with suppliers in these product categories to determine the origin of the Conflict Minerals supplied to it. In the event that the country of origin cannot be obtained, the Company will determine what viable alternative sources of supply are available.

Based on the results of the above-described due diligence efforts, the Company was unable to determine or clarify, after conducting the RCOI and subsequently exercising the required due diligence, the country of origin for the tungsten, tantalum, tin or gold included in the Covered Products.

Steps Taken to Mitigate Risk

In 2014, the Company has taken, or plans to take, the following steps to mitigate the risk that necessary Conflict Minerals used in the Company’s products do not benefit armed groups.

•	Maintain a Conflict Minerals Statement and the Company’s Code of Business Conduct and Ethics Policy, consistent with OECD recommendations.

•	Adopt management processes for ensuring risks are adequately managed.

•	Structure internal systems to support supply chain due diligence.

•
Continue to maintain or pursue terms and conditions of the Company’s contracts with suppliers to stipulate that the Company’s suppliers must use conflict-free minerals and alert suppliers to be prepared for further due diligence to prove that they are conflict free.

Independent Audit Report

The Company is not required to obtain an independent private sector audit of the Conflict Minerals Report for the Reporting Period.